UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DYNARESOURCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

268073 10 3

(CUSIP Number)

Matthew K. Rose

1110 Post Oak Place

Westlake, Texas 76262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268073 10 3

1.	Names of Reporting Person Golden Post Rail, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,655,361
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,655,361
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,655,361
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 18,091,293 shares of the Common Stock outstanding as of March 31, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the Securities and Exchange Commission on May 6, 2022, and an aggregate of 2,655,361 shares of Common Stock issued to Golden Post upon the exercise of the Replacement Warrant.

CUSIP No. 268073 10 3

1.	Names of Reporting Person Matthew K. Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,655,361
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,655,361
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,655,361
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8% (1)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)

Based upon 18,091,293 shares of the Common Stock outstanding as of March 31, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, that was filed by the Issuer with the Securities and Exchange Commission on May 6, 2022, and an aggregate of 2,655,361 shares of Common Stock issued to Golden Post upon the exercise of the Replacement Warrant.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of DynaResource, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”), by Golden Post Rail, LLC, a Texas limited liability company (“Golden Post”), and Matthew K. Rose, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“On June 28, 2022, Golden Post and the Issuer entered into a warrant exercise agreement (the “Warrant Exercise Agreement”), pursuant to which Golden Post exercised the Replacement Warrant in full for an aggregate exercise price of $5,416,936.44 and received 2,655,361 shares of Common Stock. Pursuant to the Warrant Exercise Agreement, the shares of Common Stock issued to Golden Post upon its exercise of the Replacement Warrant are subject to any and all anti-dilution protections afforded with respect to the Warrant; however, Golden Post agreed to consider in good faith waiving such anti-dilution protections in certain circumstances, as further described in the Warrant Exercise Agreement. In addition, pursuant to the Warrant Exercise Agreement, Golden Post waived certain breaches by the Issuer of the Purchase Agreement, and the Issuer agreed to, among other things, comply with certain corporate governance practices, including establishing a compensation committee of the board of directors, a member of which must be the director designated by the holders of the Series C Preferred Stock, and adopting and maintaining a related party transactions policy.

The foregoing description of the Warrant Exercise Agreement does not purport to be complete and is qualified in its entirety by reference to the Warrant Exercise Agreement attached as Exhibit 99.17 hereto, which is incorporated by reference herein.

In connection with entering into the Warrant Exercise Agreement, the Issuer advised the Reporting Persons that the number of shares of Common Stock for which the Replacement Warrant was exercisable equaled an aggregate total of 2,655,361 shares of Common Stock, and that, as a result of various dilutive issuances by the Issuer, the exercise price of the Replacement Warrant decreased to $2.04 per share. As a result of a clerical error, the Reporting Persons had previously disclosed this number in this Schedule 13D as 2,658,081 shares of Common Stock. In addition, as a result of various dilutive issuances by the Issuer, the Issuer advised the Reporting Persons that (i) with respect to the Series C Preferred Stock, the conversion price has decreased to $2.04 per share and the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock increased by an aggregate of 182,754 shares of Common Stock, and (ii) with respect to the Compensatory Warrant, the exercise price has decreased to $2.04 per share and the number of shares of Common Stock issuable upon exercise of the Compensatory Warrant increased by an aggregate of 16 shares of Common Stock. The aggregate number of shares of Common Stock underlying the Series C Preferred Stock also may include additional shares of Common Stock that may be issuable upon any conversion of Series C Preferred Stock as a result of accrued and unpaid dividends as of the applicable conversion date. Such increases in the number of shares of Common Stock underlying the Series C Preferred Stock and the Compensatory Warrant resulted from anti-dilution adjustments pursuant to the terms thereof, and no additional consideration was paid by any of the Reporting Persons in connection therewith.

The foregoing descriptions of the Series C Preferred Stock, the Replacement Warrant and the Compensatory Warrant and the anti-dilution adjustments thereto do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designations, the Warrant and the Compensatory Warrant attached as Exhibits 99.8, 99.9 and 99.11, respectively, to this Schedule 13D, which are incorporated by reference herein.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 4.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) Number of Shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Persons do not own any Shares other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, are described below:

The portions of Item 3 of this Amendment that relate to the exercise by Golden Post of the Replacement Warrant are incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in each of Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits to this Schedule 13D:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of July 10, 2015, by and between Golden Post Rail, LLC and Matthew K. Rose, incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.2	Securities Purchase Agreement, dated as of May 6, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC and Koy W. Diepholz, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.4	Promissory Note, dated as of May 6, 2015, made by DynaResource, Inc. to Golden Post Rail, LLC, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.5	Limited Consent Agreement, effective as of June 17, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.6	Registration Rights Agreement, dated as of June 30, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.7	Co-Sale Agreement, dated as of June 30, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC, and certain stockholder signatories thereto, incorporated by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.8	Certificate of Designations of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.9	Warrant, dated June 30, 2015, incorporated by reference to Exhibit 99.9 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.10	Certificate of Increase of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.11	Warrant, dated May 13, 2020, incorporated by reference to Exhibit 4.7 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.12	Note Purchase Agreement, dated as of May 14, 2020, by and among DynaResource, Inc., Golden Post Rail, LLC and the other parties listed on Exhibit A thereto, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.13	Convertible Promissory Note, dated May 14, 2020, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.14	Certificate of Designations of Series D Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.15	Warrant, dated May 14, 2020, incorporated by reference to Exhibit 4.3 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.16	Amended and Restated Registration Rights Agreement, dated as of May 14, 2020, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.8 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.17*	Warrant Exercise Agreement, dated as of June 28, 2022, by and between DynaResource, Inc. and Golden Post Rail, LLC.”

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2022	Matthew K. Rose

	By:	/s/ Matthew K. Rose
	Name:	Matthew K. Rose

Golden Post Rail, LLC

	By:	/s/ Matthew K. Rose
	Name:	Matthew K. Rose
	Title:	Manager, President, Secretary and Treasurer